Exhibit 99.1

POINTS.COM UNVEILS EXPANDED OFFERING

World’s Leading Loyalty Site Creates Virtual Reward Wallet for Consumers
With Hospitality, Travel and Retail Points

TORONTO (August 3, 2010) – Points International (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world’s leading loyalty reward program management website, launched a new, enhanced Points.com boasting a more user-friendly look and feel.

The new Points.com has been reengineered with a focus on providing an interactive destination for millions of consumers to manage multiple loyalty programs in a more informed, and streamlined manner. The new site is focused on making it simple to earn, track and use points and miles in almost any program with “get,” “move,” “redeem” and “earn” functionality. In addition, a stream of real-time, individualized content geared at increasing user awareness will help users maximize their participation in multiple loyalty programs.

“In North America alone there are now over 1.3 billion loyalty program accounts across a variety of verticals. With more than 100 million consumers participating in an average of 14 programs each, we felt it essential to identify opportunities to enhance and expand upon Points.com’s existing unique value proposition,” said Christopher Barnard, President of Points.com. “Throughout the design effort for the new site, we canvassed tens of thousands of loyalty program members and actively studied user habits. The result is a highly individualized experience for each Points.com user that offers the most relevant information and earning options for the multiple programs each user is active in.”

In addition to pre-existing capabilities, the following features will be introduced as part of the initial launch:

  Universal balance tracker: The site will now allow users to track points/miles from more than 100 programs including the more than 60 directly integrated partners within the loyalty space.

  Personalized news feed: The new Points.com dashboard is easy to use and tailored to individual users’ programs of choice, incorporating a news stream of daily earning opportunities and offering a platform to post content related to users’ favorite programs. The feed enables the world’s leading loyalty programs to aid members in being fully informed about opportunities to earn points and miles.

  Location settings: Through the new location feature, both participating loyalty program partners and Points.com users will be able to post location based tips and promotions to the real-time news stream, thus notifying all registered members interested in specific locations, highly valuable earn opportunities.

The launch marks the initial phase of Points International’s new consumer platform. The company expects to continue to evolve and enhance the Points.com feature set, introducing additional features throughout the year, including an expanded social media component.

In addition to the site re-launch, Points.com announced a collaborative promotion with select partners in which new users are able to register for a chance to win 1 million miles!

Mr. Barnard added, “Throughout the development and launch of our new Points.com service, we are constantly working alongside our loyalty program partners to ensure we deliver a feature-rich environment that will resonate with their members. Consistent with our goal of driving awareness and increasing engagement in our loyalty partners’ programs, the new Points.com provides a highly targeted channel for our partners to highlight real-time promotions and market campaigns to their members. Taking it a step further, the new site also weaves in an upgrade of exclusive technology on the backend of the site to increase the value proposition even more for potential and current partners of Points.com. New loyalty programs will be added to the site faster and program operators will be authorized to post news and information to provide added benefits for members and operators alike.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or like us on Facebook (www.points.com/facebook).

About Points.com

Points International Ltd. (TSX: PTS; OTCBB: PTSEF) is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information contact:

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com